GRAPEFRUIT USA, inc.

10866 WILSHIRE BLVD. SUITE 225

LOS ANGELES, CA 90024

April 22, 2020

Anuja A. Majmudar

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Imaging3, Inc. Amendment No. 1 to
Registration Statement on Form S-1 Filed January 17, 2020
File No. 333-232828

Dear Ms. Majmudar:

By letter dated February 12, 2020, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Imaging3, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 17, 2020. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No. 1 to Registration Statement on Form S-1 filed January 17, 2020

General

1.	We note you issued a press release on January 31, 2020 announcing your corporate name change, ticker symbol change and that your common shares are quoted on the OTC Pink. We also note that the selling stockholders intend to sell their shares at prevailing market prices or at privately negotiated prices. To sell shares at market prices, we require an existing trading market for those shares, and we do not consider the OTC Pink to be such a market for purposes of satisfying Item 501(b)(3) of Regulation S-K. Please revise your prospectus to update your disclosure and set a fixed price at which selling shareholders will offer and sell their shares until the shares are quoted on the OTC Bulletin Board, OTCQX or the OTCQB or until the shares are listed on a securities exchange. In addition, please file any related amendments to your Articles of Incorporation. Refer to Item 601(b)(3) of Regulation S-K.

RESPONSE:	In response to the Staff’s comment, we have revised our disclosure to clarify that the selling stockholders intend to sell their shares at privately negotiated prices only until the shares are quoted on the OTCQB, OTCQX, or a national securities exchange.

Prospectus Summary

Grapefruit’s Competitive Advantage in the Industry, page 6

2.	We note you state that you hold provisional licenses issued by the State of California to manufacture and distribute cannabis products in California. You also state that you plan on building a high-tech cultivation facility to become a seed to sale, fully vertically integrated cannabis and CBD product company and intend to produce thousands of pounds of the highest quality indoor cultivars of cannabis annually. Please disclose whether you have renewed these provisional licenses for 2020 and whether you have received a license to cultivate cannabis or the status of such licenses.

RESPONSE:	In response to the Staff’s comment, we have revised our disclosure to state that we applied for, and received, our provisional licenses, and to include the status of such licenses.

Government Approvals and Regulations, page 9

3.	We note your revised disclosure in response to prior comment 7 indicates that you do not believe your current products are subject to the FDCA as they are not intended to cure, mitigate, treat or prevent disease. This appears inconsistent with disclosure on your website that your THC Patchless Patch was developed to help those who suffer from ailments ranging from anxiety, chronic pain and sport injuries to those undergoing chemotherapy treatment or dealing with end of life issues. In addition, as indicated in prior comment 7, your press release on August 5, 2019 states that your vaporization cartridge line “includes a formulated CBD heavy 3:1 vaporization cartridge for customers that need pain relief.” Given these statements, please tell us the basis for your belief that your products are not drug products requiring pre-market approval by the FDA. In that regard, we note that the FDA website indicates that the FDCA defines drugs, in part, by their intended use to cure, mitigate, treat, or prevent disease.

RESPONSE:	In response to the Staff’s comment, we note that Grapefruit is currently in the development stage of its Patchless Patch Topical Cream. The product is a patented full spectrum time-released THC and Cannabinoid delivery cream that provides users with a defined “time released” dose of THC and CBD. The product has not been brought to market. We have removed the offending language from the Grapefruit’s THC Patchless Patch website page. We have focused the product description on our website to be in line with the purpose of the Topical Cream which is simply a THC and Cannabinoid delivery system that has solved the inherent difficulties of efficient skin absorption of THC and other cannabinoids. We developed this product as an efficient means to deliver THC to those who need it. However, this product is not intended for use to cure, mitigate, treat, or prevent disease and we are not claiming otherwise. We anticipate bringing our Topical Cream to the marketplace at the end of the second quarter of 2020. Additionally, we have never produced the CBD Vape Pen as described in the August 5, 2019 press release due to errors in the manufacturing process.

4.	We note your response to our prior comments 8 and 9 and the additional disclosure regarding the Rohrabacher-Blumenauer Amendment (the “Amendment”). Please expand your disclosure to discuss the relevance of the Amendment to your business operations given that it applies solely to medical marijuana and has no application to recreational use.

RESPONSE:	In response to the Staff’s comment, we have revised our disclosure to discuss the relevance of the Amendment to our business operations given that it applies solely to medical marijuana and has no application to recreational use.

Risk Factors

Our business is dependent on laws pertaining to the cannabis industry, page 16

5.	We note you included a new risk factor in response to prior comment 9. Please revise this risk factor to discuss the impact of the recent change in policy announced by Attorney General Sessions regarding the Cole Memorandum.

RESPONSE:	In response to the Staff’s comment, we have revised our risk factor to discuss the impact of the recent change in policy announced by Attorney General Sessions regarding the Cole Memorandum.

Controlled Substance Regulation, page 10

6.	We note your revised disclosure regarding the 2018 Farm Bill. Please expand your discussion to address any risks or effects of the 2018 Farm Bill, including state regulations related to the sampling and testing for THC and the disposal of non-compliant product, and the shared state-federal jurisdiction over hemp cultivation and production.

RESPONSE:	In response to the Staff’s comment, we have expanded our discussion regarding the 2018 Farm Bill to address any risks or effects of the 2018 Farm Bill, including state regulations related to the sampling and testing for THC and the disposal of non-compliant product, and the shared state-federal jurisdiction over hemp cultivation and production.

Exhibits

7.	We note that you disclose you have entered into four convertible promissory notes with Auctus Fund, LLC, but you have only filed one as an exhibit to your Registration Statement. Please file the remaining three outstanding convertible promissory notes or tell us why you do not believe you are required to do so. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE:	In response to the Staff’s comment, we note that the terms of the four convertible promissory notes are substantially the same, with the exception of the dollar amounts and dates of issuance.

Exhibit 23.1, page 1

8.	Provide a currently dated consent from your independent accountant in your next amendment which makes reference to the appropriate filing.

RESPONSE:	In response to the Staff’s comment, we have provided a currently dated consent from our independent accountant referencing the appropriate filing.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Bradley Yourist

Chief Executive Officer

Grapefruit USA, Inc.

10866 Wilshire Boulevard, Suite 225

Los Angeles, CA 90024